Contact

www.linkedin.com/in/jerry-isenberg-1b511619 (LinkedIn)

Top Skills

Script Analysis
Producer
Corporate Finance

Jerry Isenberg

CFO at Teeccino Caffé
Santa Barbara, California, United States

Experience

Teeccino Caffé, Inc
CFO
December 2003 - Present (22 years 5 months)
Oxnard, California, United States

Kayne Anderson MLP/Midstream Investment Co
Member Board of Directors
October 2004 - October 2017 (13 years 1 month)
Houston, Texas, United States

University of Southern California
Professor with Tenure
January 1995 - May 2007 (12 years 5 months)
Los Angeles, California, United States

Hearst Entertainment Productions
President
February 1989 - December 1994 (5 years 11 months)

Phoenix Entertainment
Company Owner
May 1985 - February 1989 (3 years 10 months)
Los Angeles, California, United States

The Jozak Company
Company Owner
February 1973 - May 1985 (12 years 4 months)
Los Angeles, California, United States

ABC Movie of the Week
Direction of Production
May 1968 - March 1971 (2 years 11 months)
Los Angeles Metropolitan Area

Education

Harvard Business School
Master of Business Administration (MBA), Finance and
Entrepreneurship · (1962 - 1964)

Bowdoin College
Bachelor of Arts (B.A.), Psychology · (1957 - 1961)